Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-253451

Issuer Free Writing Prospectus, dated January 2, 2024

THE WILLIAMS COMPANIES, INC.

$1,100,000,000 4.900% Senior Notes due 2029

$1,000,000,000 5.150% Senior Notes due 2034

PRICING TERM SHEET

Dated: January 2, 2024

Issuer:	The Williams Companies, Inc.
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa2 / BBB / BBB
Pricing Date:	January 2, 2024
Settlement Date:	January 5, 2024 (T + 3)
Use of Proceeds:	We intend to use the net proceeds of this offering for general corporate purposes, which may include the repayment of our outstanding commercial paper notes or other near-term debt maturities.

	Notes due 2029	Notes due 2034
Security Type:	$1,100,000,000 4.900% Senior Notes due 2029	$1,000,000,000 5.150% Senior Notes due 2034
Maturity Date:	March 15, 2029	March 15, 2034
Interest Payment Dates:	March 15 and September 15, commencing September 15, 2024	March 15 and September 15, commencing September 15, 2024
Principal Amount:	$1,100,000,000	$1,000,000,000
Benchmark Treasury:	3.750% due December 31, 2028	4.500% due November 15, 2033
Benchmark Treasury Price:	99-08 3/4	104-19+
Benchmark Treasury Yield:	3.912%	3.931%
Spread to Benchmark Treasury:	+ 102 bps	+ 122 bps
Re-Offer Yield:	4.932%	5.151%
Coupon:	4.900%	5.150%
Public Offering Price:	99.839% of the principal amount	99.975% of the principal amount
Make-Whole Call:	T+20 bps (prior to February 15, 2029)	T+20 bps (prior to December 15, 2033)
Par Call:	On or after February 15, 2029	On or after December 15, 2033
CUSIP / ISIN:	88339W AB28 / US88339WAB28	88339W AC0 / US88339WAC01

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Truist Securities, Inc.

Wells Fargo Securities, LLC

BOK Financial Securities, Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

Co-Managers:	BofA Securities, Inc. CIBC World Markets Corp. MUFG Securities Americas Inc. PNC Capital Markets LLC

RBC Capital Markets, LLC Scotia Capital (USA) Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc. Tuohy Brothers Investment Research, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

It is expected that delivery of the notes in this offering will be made against payment therefor by purchasers in this offering on or about January 5, 2024, which is the third business day following the pricing date of the notes (such settlement cycle being referred to as T+3). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before the settlement date should consult their own advisors.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates; terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Barclays Capital Inc. toll free, at 1 (888) 603-5847; Citigroup Global Markets Inc. toll free, at 1 (800) 831-9146; Truist Securities, Inc., toll free, at 1 (800) 685-4786 and Wells Fargo Securities, LLC, toll free, at 1 (800) 645-3751.